January 13, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Filing Desk

RE:	The Empire Builder Tax Free Bond Fund (the “Fund”) File No. 811-03907

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”), enclosed for filing on behalf of the Fund please find:  (i) a copy of the Fund’s Investment Company Blanket Bond No. 88219110B (the “Bond”); and (ii) a copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Fund (including those who are not “interested persons” of the Fund as defined in the 1940 Act), which authorize the purchase of the Bond in a form and amount which is consistent with Rule 17g-1(d) under the 1940 Act.

The premium has been paid for the Bond period from December 12, 2011 to December 12, 2012 and is written for a $525,000 limit of liability.

If you have any questions, please contact the undersigned at 513/587-3451.

Sincerely,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3437